EXHIBIT 7

CONFIDENTIAL

December 28, 2022

Attn: Scott Alridge, Chief Legal Officer
IronNet Inc.
7900 Tysons One Pl, Suite 400
McLean, VA 22102

Ladies and Gentlemen:

This letter agreement sets forth the terms upon which C5 Capital Holdings USA LP and its affiliates (“C5 Capital”) agree to enter into discussions regarding a potential acquisition (a “Transaction”), directly or indirectly, of the equity securities of IronNet, Inc. (together with its subsidiaries, collectively, the “Company”). In consideration of the resources that C5 Capital expects to expend in connection with evaluating and negotiating the terms of a Transaction, and of the mutual covenants set forth below, C5 Capital and the Company (each, a “party” and together, the “parties”) hereby agree as follows:

1.      Alternative Transactions. Beginning upon receipt by the Company of the initial payment of the Bridge Financing (as defined in that certain Non-Binding “Take Private” Proposal, dated as of December 24, 2022, delivered to the Company by C5 Capital (the “LOI”)) in the amount of $2 million (which C5 Capital will use reasonable best efforts to cause to be delivered to the Company on or before 5:00 p.m. (Eastern Time) on December 30, 2022) until 11:59 p.m. (Eastern Time) on January 31, 2023, or such earlier date and time as C5 Capital informs the Company in writing that it is terminating discussions regarding a Transaction (the “Initial Expiration Date”, as extended pursuant to the terms set forth below, the “Expiration Date”) (provided, that this letter agreement shall automatically terminate if (i) the initial payment of the Bridge Financing in the amount of $2 million as set forth in the LOI is not received by the Company by 5:00 p.m. (Eastern Time) on the third business day following the execution of this letter agreement by both parties hereto or (ii) the second payment of the Bridge Financing in the amount of $3.5 million as set forth in the LOI is not received by the Company by 5:00 p.m. (Eastern Time) on January 9, 2023), the Company shall not, directly or indirectly, through any of their respective directors, officers, affiliates, or financial, legal or other representatives:

(a)      solicit, or knowingly facilitate any inquiry, proposal or offer from any third party regarding: (i) any acquisition of the Company or any of its subsidiaries (collectively, “subsidiaries”); (ii) any share purchase, merger, consolidation, share exchange, debt or equity financing, business combination, refinancing, reorganization, recapitalization or other similar transaction with or involving (directly or indirectly) the Company or any of its subsidiaries; (iii) any direct or indirect sale, lease, exchange, transfer or other similar disposition of the assets or equity of the Company or any of its subsidiaries outside of the ordinary course of business of the Company and its subsidiaries or (iv) any other financing transaction with or involving the Company and its subsidiaries (each, an “Alternative Transaction”);

(b)      furnish or continue to make available any non-public information regarding the Company or any of its subsidiaries to any third party for the purpose of facilitating an Alternative Transaction;

(c)      participate in any discussions with any third party regarding an Alternative Transaction; or

(d)      enter into an agreement regarding an Alternative Transaction.

The Company will immediately and until the Expiration Date (x) terminate any discussions that it may be having with any third parties on the date of this letter agreement regarding an Alternative Transaction, and will not reinitiate any discussions with any third parties regarding an Alternative Transaction and (y) terminate access to any data room or other confidential information relating to the Company and its affiliates that may be granted to any third parties in connection with any Alternative Transaction. In addition, until the Expiration Date, the Company shall promptly advise C5 Capital of any proposal, offer or indication of interest relating to an Alternative Transaction, or any inquiry or contact with any third party with respect thereto, and shall promptly inform C5 Capital of all the terms and conditions thereof.

2.      Cooperation. Until the Expiration Date, the Company shall and shall instruct their respective officers, directors, stockholders, affiliates, employees, agents, advisors and other representatives to cooperate with C5 Capital to complete all outstanding due diligence, including providing C5 Capital reasonable access to due diligence materials.

3.      Extension. On the Initial Expiration Date, so long as C5 Capital is continuing to pursue a Transaction in good faith and provides the Company with an amount of additional Bridge Financing sufficient to fund the operations of the Company for seven (7) days on or before 5:00 p.m. Eastern Time on the Expiration Date; provided, that such additional Bridge Financing shall not exceed $3.5 million, the Initial Expiration Date shall be automatically extended by seven (7) days (the “Extension Period”) unless C5 Capital delivers to the Company written notice prior to the expiration of the Initial Expiration Date that C5 Capital is terminating discussions regarding a Transaction.

4.      Confidentiality. Reference is made to that certain letter agreement dated December 24, 2022 from the Company to C5 Capital (the “Confidentiality Agreement”). The Confidentiality Agreement is hereby incorporated herein as if set forth at length. This letter agreement and the matters referred to herein are hereby deemed “Confidential Information” as such term is defined in the Confidentiality Agreement. The parties hereby acknowledge and agree that the existence of this letter agreement, and the terms and provisions hereof, shall constitute be kept strictly confidential and may only be disclosed to a party’s Representatives (as defined in the Confidentiality Agreement), or as otherwise permitted pursuant to the terms of the Confidentiality Agreement.

5.      Governing Law; Jurisdiction. This letter agreement will be governed by and construed and interpreted in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of laws thereof. Each party hereto hereby irrevocably and unconditionally consents to submit to personal jurisdiction and venue in the Court of Chancery of the State of Delaware (the “Court of Chancery”), or in the event that the Court of Chancery lacks jurisdiction, any other state or federal court of the State of Delaware. As provided above, each party hereto hereby irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this letter agreement in the Court of Chancery or, if applicable, any other state or federal court of the State of Delaware, and hereby further irrevocably and unconditionally waives its right and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

6.      Amendments; Waivers. No modification of this letter agreement or waiver of the terms and conditions hereof shall be binding upon any party hereto, unless approved in writing by each such party.

7.      Specific Performance. Each of the parties hereby agrees that irreparable damage would occur in the event that any of the provisions of this letter agreement were not to be performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof in addition to any other remedies at law or in equity.

8.      Counterparts; Delivery. This letter agreement may be executed in counterparts, all of which together shall constitute one and the same agreement. Any signature page delivered by facsimile or electronic image transmission shall be binding to the same extent as an original signature page.

9.      Entire Agreement. This letter agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and referenced herein, and supersedes and terminate any prior agreements between the parties (written or oral) with respect to the subject matter hereof.

10.      No Obligation. This letter agreement does not constitute a binding obligation of any party to enter into a definitive agreement to consummate a Transaction. A binding commitment with respect to a Transaction will exist only upon the execution of a written definitive agreement and, if such a definitive agreement is executed, will be subject to the terms and conditions contained therein. Neither the discussions nor negotiations between the parties hereto nor this letter agreement is intended to, and they do not, create any fiduciary or other special duties or obligations between the parties.

[Remainder of page intentionally left blank]

If the foregoing terms are acceptable please indicate your agreement by executing in the space provided below.

Very truly yours,

C5 CAPITAL HOLDINGS USA LP

By:	/s/ Andre Pienaar
Name: Title:	Andre Pienaar Chief Executive Officer

AGREED AND ACCEPTED:

IRONNET, INC.

By:	/s/ Cameron Pforr
Name:	Cameron Pforr
Title:	Chief Financial Officer

[Signature Page to Exclusivity Agreement]